EXHIBIT 7.15

MARCH 6, 2012 PRESS RELEASE

BAJA MINING SHAREHOLDERS ARE URGED TO ACT NOW

TO PROTECT THEIR INVESTMENT

Elect Directors Truly Independent From Management And Who Will Act In The Best Interest Of All Shareholders

Mount Kellett Recommends Baja Shareholders Vote For Independent Nominees Lehner And Waisberg On Your BLUE Proxy Card

Vancouver, British Columbia, March 6, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”), today sent a letter to fellow shareholders of Baja Mining Corp. (TSX:BAJ) (OTCQX: BAJFF) (“Baja” or the “company”), urging them to act now to protect their investment in Baja. Mount Kellett has nominated two independent nominees for election to the Baja board at the Special Meeting of Shareholders to be held on April 3, 2012. For more information on how to vote your BLUE proxy, as well as access to other important materials, please visit www.ShareholdersForBaja.com.

Mount Kellett Chief Operating Officer Jonathan Fiorello said, “The board that was responsible for the Boleo project is not the one that serves today. Instead, shareholders have a board that is not independent and is preoccupied with its own self-interest and self dealing. Without immediate change to the board through the election of both independent shareholder nominees, the risk of value destruction at Baja is great whether through ill-conceived or self-interested transactions and financings or through unwarranted personal enrichment. We urge Baja shareholders to take action and have their voices heard.”

The full text of the letter follows:

THE TIME TO ACT IS NOW: PROTECT YOUR INVESTMENT IN BAJA

ELECT DIRECTORS TRULY INDEPENDENT FROM MANAGEMENT

AND WHO WILL ACT IN YOUR BEST INTEREST

VOTE FOR INDEPENDENT NOMINEES LEHNER AND WAISBERG

ON YOUR BLUE PROXY CARD

Dear Fellow Shareholders:

The April 3, 2012 Special Meeting is critical for Baja shareholders. Baja’s shareholders urgently need independent oversight of the management and board to stop the self-dealing we have exposed, focus the company on bringing the Boleo project online and maintain attention on the ongoing creation of shareholder value.

We are writing to urge you to vote your BLUE proxy card to elect Mr. Stephen Lehner and Mr. Lorie Waisberg, two highly qualified, independent candidates, to the Baja board of directors. Once elected, Messrs. Lehner and Waisberg will represent a minority of the board and will work with the other directors to provide much-needed independent oversight and an owner-driven mindset.

Without immediate change, the risk of value destruction at Baja is great whether through ill-conceived or self-interested transactions and financings or through unwarranted personal enrichment. Baja shareholders can realize considerable value from the Boleo project only if truly independent directors are in place to act in the interest of all shareholders.

This Board Is Not The Board That Drove Baja’s Success

The board responsible for Baja’s current success is not the one that serves today. In fact, formative board members integral to Baja’s development were displaced by Baja’s CEO, Mr. John Greenslade, after they vehemently objected to Mr. Greenslade moonlighting as CEO of potential competitor, Catalyst Copper. The removed directors felt that our CEO’s involvement with another company, at a full-time salary, was a diversion from his responsibility and fiduciary duty to Baja. Those directors were right. Instead of listening to his board and focusing on Baja full-time, Mr. Greenslade accepted the position as Catalyst CEO. He then took steps to replace the directors that had opposed him.

As a result, Mr. Robert Mouat, a geological engineer and the Boleo project co-founder, and Mr. Ross Glanville, a mining engineer and specialist in the valuation of mining companies and projects with over 35 years of experience, were not nominated for reelection at the Baja Annual General Meeting held in May 2011. Instead, three new directors were hand-picked to stack a majority Greenslade board. These three hand-picked directors are Mr. Gerald Prosalendis, Mr. François Marland, and Mr. Giles Baynham.

THE CURRENT BOARD IS NOT TRULY INDEPENDENT AND IS PREOCCUPIED WITH ITS OWN SELF INTEREST AND SELF DEALING

Following the 2011 Annual General Meeting, the Baja board became unrecognizable from the one that had accomplished so much – yet Messrs. Prosalendis, Marland, and Baynham (the newly appointed board members) were rewarded financially as if they had been associated with the company throughout its development. Just hours after the Annual General Meeting in which shareholders approved a stock option plan that was promoted by Mr. Greenslade as being essential to hire senior management candidates and key personnel, the three new directors were awarded 750,000 options each. Indeed, fully 43% of options intended for executives were granted to Mr. Greenslade and his friends on the board within 30 days of the 2011 shareholders’ meeting.

Even more egregious is the fact that, in a short 18 month period, Messrs. Greenslade, Marland, Baynham, and Prosalendis have awarded one another more than $4,000,000 in options in the aggregate from their respective companies. As you can see, the Baja board has changed and is no longer independent.

What is more, the Company has contemplated a related party transaction with Catalyst, the subject of the original struggle that led Mr. Greenslade to consolidate his control over the Baja board. If pursued, a transaction with Catalyst would benefit certain Baja insiders and directors immensely given that they own 6% of Catalyst – far more than they do of Baja.

THE CURRENT BOARD ONLY ACTS FOR SHAREHOLDERS WHEN FORCED

The pattern for the board since the 2011 Annual General Meeting has been one of self-dealing. Mount Kellett has put a glaring spotlight on the company’s corporate governance policies and questionable compensation practices.

Any corrective measures the Company has undertaken have been in direct response to Mount Kellett publicly raising its concerns. In fact, all of the corrective actions the Baja board has taken over the last few months, including the enforcement of the existing Baja charter that the chair of the board and the composition of the Nominating Committee be independent, amending Baja’s stock option plan to comply with Institutional Shareholder Services (ISS) guidelines, and adopting an anti-nepotism policy (which they nonetheless disregarded), among others, were all made solely in reaction to Mount Kellett’s publicized concerns. However, the actions taken are partial and reversible.

THE CURRENT BOARD CANNOT BE TRUSTED ON ITS OWN

The current board, which includes 6 “independent” board members, has proven itself unwilling to do its duty without shareholder pressure – thereby demonstrating that the current Baja board only practices good governance reactively.

Moreover, the Baja board has left the door wide open for a future transaction with Catalyst – representing a significant related-party transaction. All the “corrective” actions provide ample loopholes to serve self-interest and avoid good governance – this needs to change.

BAJA SHAREHOLDERS NEED TRULY INDEPENDENT

SHAREHOLDER REPRESENTATION

At this critical moment of value creation and realization, the new board has shown only a track record of self-interest that is inconsistent with its fiduciary duty to shareholders. The risk of value destruction is great - whether through ill-conceived or self-interested transactions and financings, or through unwarranted personal enrichment. Shareholders need to act now to protect their investment.

Once elected, Mr. Stephen Lehner and Mr. Lorie Waisberg will work with other directors to ensure that sound corporate governance policies are adopted and adhered to in practice and serve ALL Baja shareholders. Once elected, Mr. Waisberg also commits to resigning one of his other directorships and to limit his membership on board audit committees as prescribed by the major proxy advisory firms.

MOUNT KELLETT IS FIGHTING FOR THE OVERSIGHT THIS BOARD DESPERATELY NEEDS

As previously stated, we are not looking to take over the company, nor interrupt business operations at Baja. Mount Kellett has never commenced a hostile transaction nor pursued a buyout of a public company. In sharp contrast, we are doing all that we can to make sure that Baja and the Boleo project stays on course as planned, so that all shareholders can realize as much value as possible.

To be very clear, contrary to Baja’s assertions, it is not feasible for Mount Kellett to take over the company without a shareholder vote. In addition, Mount Kellett has already offered not to exceed 20% ownership, except in response to a takeover bid by a third party. We also offered to stand down from any action against the Baja board for two years, with the only exception of Mount Kellett’s representatives resigning for issues of governance that it believed should be brought to shareholders. Don’t let Baja mislead you on the issues.

YOUR VOTE IS IMPORTANT - VOTE YOUR BLUE PROXY CARD TODAY

We urge you to support independent shareholder representation. Mount Kellett is seeking to elect two new independent shareholder nominees to ensure the Baja board acts on behalf of all shareholders and remains focused on creating shareholder value.

Please sign, date and return the enclosed BLUE proxy in advance of the proxy voting deadline of March 30, 2012 at 7:00 am (Vancouver Time).

No matter how many shares you own, your vote is very important. If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted). For more information please visit www.ShareholdersForBaja.com.

We thank you for your consideration and look forward to your support in working to protect the investments and interests of all Baja shareholders.

Sincerely,

/s/ Jonathan Fiorello

Chief Operating Officer

Mount Kellett Capital Management

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.

Karen Chodzicki, 416-867-2335

or

Sard Verbinnen & Co

Dan Gagnier / Sarah Brown, 212-687-8080